Mail Stop 4561
Via Fax (770) 989-4956

November 20, 2007

Mark Adams
Chief Financial Officer
A.D.A.M., Inc.
1600 RiverEdge Parkway, Suite 100
Atlanta, Georgia 30328

> **Re: A.D.A.M., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 27, 2007**
> **Forms 8-K filed on May 5, August 7, and November 6, 2007**
> **File No. 000-26962**

Dear Mr. Adams:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 6

1.   We note from your disclosures on page 6 that the Company's Benergy product is primarily "distributed" through a network of more than 500 benefit brokers, who

enter into annual licensing agreements that have minimum guarantees. Tell us who the Company considers to be your customer – the benefit brokers or the employers/employees that use your product and explain the timing of revenue recognition as it relates to delivery of the license to your customer. Tell us whether you provide technical support, professional and hosting services to the benefit brokers or to the employers/employees. Also, explain further the minimum guarantee provisions in the license agreements to the benefit brokers.

2.   Your disclosures in Note 1 indicate that when a contract includes multiple element arrangements, such as services, the entire fee is allocated to each respective element based on vendor-specific objective evidence (VSOE) of fair value. We also note from your disclosures on page 8 that the Company provides (a) professional services, which include implementation and training as well as software customization services, (b) technical support services and (c) hosting services. With regards to such disclosures, please explain further the following:

- Tell us how you determine VSOE of fair value for each of these services in your multiple-element arrangements. Specifically describe the process you use to evaluate the various factors that effect VSOE including customer type, geographic region and other pricing factors. Further, if your VSOE varies from customer to customer, address the issue of how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

- Explain further how you determined that the technical support services qualify as a separate element. In this regard, it appears that the Company enters into one-year term license arrangements. Are the terms of the license element and the technical support services, co-terminus? If so, then tell us if you are able to determine VSOE of fair value for such services pursuant to paragraph 10 of SOP 97-2. If the initial technical support service term is less than the one-year license term, then tell us how you considered TPA 5100.53 in your determination of VSOE.

- Assuming the Company is unable to determine VSOE of fair value for your technical support services, then tell us how you considered paragraph 12 of SOP 97-2 in accounting for your multiple-element arrangements as these contract appear to have several undelivered elements, one of which you may be able to determine VSOE of fair value (professional services) and others which you may not (technical support and hosting).

- With regards to the software and content customization services, tell us whether such services are considered essential to the functionality of the software and tell us how you determined whether contract accounting is required for arrangements that include customization services. We refer you to paragraphs 65 – 69 of SOP 97-2.

3.   Please tell us how you account for the hosting services and tell us how you considered the guidance in EITF 00-3 in your revenue recognition policy for such arrangements. In this regard, tell us whether your customers have the right to take

possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

Forms 8-K filed on May 5, August 7, and November 6, 2007

4.   We note your GAAP to Non-GAAP reconciliation in the Forms 8-K noted above. We believe the non-GAAP operating statement columnar format appearing in these Forms 8-Ks may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

5.   Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
   - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
   - the economic substance behind management's decision to use such a measure;
   - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
   - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
   - the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief